Via FAX & Federal Express
May 24, 2006
H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Stone Energy Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 13, 2006
File No. 001-12074
Dear Mr. Schwall:
     Pursuant to your request, Stone Energy Corporation (“Stone”) is hereby providing (i) written responses to the comments contained in your letter, dated April 26, 2006, and (ii) the materials requested in said letter or referenced in the responses below.
Form 10-K for the Fiscal Year Ended December 31, 2005
Comment 1:
We note that you disclose the measure Discounted future net cash flows before tax (PV-10) in your tabular presentation. As this financial measure is not defined in U.S. GAAP, it will be necessary to either remove the measure from your filing, or to comply with the disclosure requirements of Item 10(e) of Regulation S-K. Under this guidance, you would need to include a reconciliation of this measure to the most directly comparable GAAP-based measure, which we believe would be the standardized measure of future net discounted cash flows, as set forth in paragraph 30 of SFAS 69.

U. S. Securities and Exchange Commission
May 24, 2006

Response 1:
We propose that in an amended 10-K filing and for all future filings, we will eliminate the disclosure of this amount and replace it with the standardized measure of future net discounted cash flows.
Comment 2:
We note that you identify asset retirement costs as a separate line item in your table of capitalized costs for each year, which is contrary to the guidance in paragraph 11 of SFAS 143, requiring adjustment to the asset to which an asset retirement liability relates. Accordingly, we believe that you should reclassify the asset retirement costs to the related asset line items to which the corresponding asset retirement obligation relates. The amount of asset retirement costs included may be described in a footnote to the schedule, if so desired. You may refer to our February 2004 industry letter for guidance on related topics, accessible on our website at the following address:
http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm
Response 2:
We respectfully disagree with your assertion that disclosing asset retirement costs as a separate category of oil and gas property additions is contrary to the guidance in paragraph 11 of SFAS 143. On the contrary, separate disclosure emphasizes the fact that these costs are part of Proved Oil and Gas Properties (“the related long-lived asset” referred to in paragraph 11). Your February 2004 industry letter states that “...the Costs Incurred disclosures in a given period should include asset retirement costs capitalized during the year...” which seems to support our disclosure methodology. Your comment refers to “related asset line items” when only one asset line item exists, namely “Proved Oil and Gas Properties”. Rather than re-allocating the asset retirement costs within the exploratory or development categories, we believe our approach provides a more meaningful disclosure to the readers of the financial statements and thus we would ask you to reconsider this comment.
Comment 3:
You state that hurricanes Katrina and Rita caused “significant disruption” in your operations and “significant damage to [y]our offshore facilities.” Given your characterization of the effects of these events, we believe that you should expand your disclosure to discuss the financial statement impact of these events, the timing of production deferrals coming back on-line, and the extent to which the level of damage will preclude the recommencement of production from specific properties.

U. S. Securities and Exchange Commission
May 24, 2006

Response 3:
We propose adding the following to Item 7 in an amended 10-K filing: Hurricanes Katrina and Rita caused a significant disruption in our operations, resulting in a deferral of approximately 16.4 Bcfe of production in 2005. Although the financial impact of the hurricanes is difficult to project, we estimate the lost revenue in 2005 from the production deferral was approximately $150 million, although most volumes were deferred to a later period, not lost. The hurricane repair related expenses were approximately $25 million for 2005, although a majority is expected to be reimbursed by our insurance carriers. We had eight structures which were totally destroyed, two structures which have been condemned and over $50 million in estimated partial damage to other structures (these platform losses and repairs are substantially covered by insurance). Our overall production dropped from over 280 MMcfe per day in August 2005 to an exit rate in December 2005 of under 200 MMcfe per day, as a number of third party pipeline and processing plants were still off line or constrained, and may remain as such throughout 2006. However, most of the affected production will ultimately come back on line, with less than 10 Bcfe of estimated proved reserves actually lost due to the hurricanes. The most significant impact to Stone has been at Mississippi Canyon 109/108, which is expected to remain off line until the fourth quarter of 2006 due to pipeline problems. Prior to going offline this property was producing approximately 20 MMcfe per day of production net to Stone.
Comment 4:
The table in Note 6 within the notes to the consolidated financial statements shows an increase in asset retirement obligations related to the revisions in estimates of approximately $50 million, which is a 47 percent increase from the beginning of the year balance. Give the significance of the increase, explain the reasons for the increase including changes in timing and amounts needed to settle the obligations.
Response 4:
We propose to add the following to Item 7 in an amended 10-K filing: The approximate $50 million revision in estimates of asset retirement obligations in 2005 is due to the following factors: (1) approximately $20.5 million of the increase is due to a significant increase in 2005 in the cost of services necessary to abandon oil and gas properties; (2) approximately $9.7 million of the increase is due to an accelerated time frame in which certain of our oil and gas properties will need to be abandoned as a result of hurricanes Katrina and Rita; and (3)

U. S. Securities and Exchange Commission
May 24, 2006

approximately $19.8 million of the increase is due to additional costs of wreckage and debris removal associated with the hurricanes.
Comment 5:
The amount of asset retirement obligations identified in the table is approximately $189 million higher than the amount reported in the balance sheet. Please revise your disclosure as necessary to explain the reasons for this difference.
Response 5:
The reason for this difference is the asset retirement obligations are required under SFAS 143 to be shown on the balance sheet at the present value of the future obligation while our disclosure in the table is at the estimated undiscounted future amount. We feel that to disclose asset retirement obligations at a present value amount while disclosing other future commitments (such as operating lease obligations and seismic data commitments) at their actual future amounts would be inconsistent and misleading. We propose to clarify this disclosure in an amended 10-K filing and in future filings by identifying this line item as “Asset retirement obligations including accretion”.
Comment 6:
Given the restatement of historical financial statements discussed in Note 1, it seems that it would be necessary to label the tables on page 25 and 26 as restated for the years ended December 31, 2004 and 2003.
Response 6:
We call your attention to the opening paragraph on page 22 in which we state “...All period to period comparisons are based on restated amounts...” We believe this adedquately alerts the reader that the 2004 and 2003 amounts are restated and therefore, repectfully submit that no revision to these captions is necessary.
Comment 7:
You report that because of the material weakness identified, you did not maintain effective internal control over financial reporting as of December 31, 2005. We understand that because of the same material weakness, your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were not effective as of December 31, 2005 and December 2004. Please revise your disclosures to clarify how you were able to conclude the disclosure controls and procedures were not effective as of December 31, 2004, while being able to maintain effective internal controls over financial reporting for that same period, if consistent with your view.

U. S. Securities and Exchange Commission
May 24, 2006

Response 7:
It was not our intent to create the impression that we had concluded that disclosure controls were not effective at December 31, 2004 while concluding that internal controls over financial reporting were effective for that same period. Consequently, we propose to modify the disclosure in an amended 10-K filing as follows: “Because of this material weakness, management has concluded that, as of December 31, 2005 and December 31, 2004, we did not maintain effective internal control over financial reporting, based on the criteria established in Internal Control-Integrated Framework issued by the COSO.”
Comment 8:
In your discussion of the material weakness identified, you explain that you have implemented several actions to mitigate the weakness. Please revise your disclosure under this heading to discuss the changes made to your internal controls over financial reporting during the year ended December 31, 2005, rather than referring the reader to the actions discussed in the adjacent section of your filing.
Response 8:
We propose to modify this disclosure in an amended 10-K filing to specifically state in the section referred to those remedial actions that represent changes in internal controls occurring in 2005.
Comment 9:
As you are presenting the effects of the restatement on your previous quarterly financial statements in a note to the Form 10-K, rather than filing amendments to your interim reports on Form 10-Q, we believe that you should provide interim financial statements within your amended filing having detail comparable to that required under Article 10 of Regulation S-X. Please revise your disclosures to include all financial statements, line items, and year-to-date periods specified in Article 10.
Response 9:
Our approach to the restatement of our previously issued financial statements was modeled after and consistent with the approaches of companies in similar reporting situations (namely El Paso Corp. which restated reserves and other financial data from 1999 to 2002 and for the first nine months of 2003). Our

U. S. Securities and Exchange Commission
May 24, 2006

approach was also discussed with Karl Hiller of the staff prior to filing who indicated that the approach was sufficient. In addition, we believe that the approach used provides all the meaningful data users of the financial statements would need and in the format most useful to them. We respectfully request the staff to reconsider this comment.
Comment 10:
In your description of the ceiling test calculation, it appears you attempt to define how the present value of future net cash flows from proved reserves is calculated. However, it is not clear from your disclosure if you have deducted future expenditures to be incurred in developing and producing the proved reserves, as required in Rule 4-10(c)(4) of Regulation S-X. Please revise your disclosure to clarify whether such expenditures have been deducted in calculating the present value of future net cash flows from proved reserves that are used in performing your ceiling test calculations.
Response 10:
It was not our intention in this disclosure to attempt to define how the present value of future cash flows from proved reserves is calculated. Although the disclosure as it currently reads in not inaccurate, and has passed the scrutiny of prior reviews, we believe that we can simplify the disclosure by eliminating some duplication. In an amended 10-K filing and in future filings we would propose the disclosure read as follows:
Under the full cost method of accounting, we compare, at the end of each financial reporting period, the present value of estimated future net cash flows from proved reserves (based on period-end hedge adjusted prices and excluding cash flows related to estimated abandonment costs), to the net capitalized costs of proved oil and gas properties net of deferred taxes.
By eliminating the phrases “net of related tax effect” and “including estimated capitalized abandonment costs” we eliminate all duplication whereby one could assume we are attempting to define how the present value of future cash flows from proved reserves is calculated.
Comment 11:
Your labeling in the table presenting the impact on the financial statements of applying the recognition provisions of SFAS 123 indicates that the 2004 information is unaudited. Please explain to us why you have labeled the table as such. If the labeling was intended to apply only to the pro-forma line items, that fact should be disclosed.

U. S. Securities and Exchange Commission
May 24, 2006

Response 11:
The labeling was unintended and will be removed in an amended 10-K filing as well as in all future filings.
Comment 12:
Expand your disclosure to describe the circumstances under which your credit facility or notes payable would become immediately callable by the holders, thus requiring classification of the instruments as short term; sufficiently to understand the significance of the waivers and notices of non-compliance you mention.
Response 12:
We have summarized the covenants that could cause the facility or notes to become immediately callable. We propose in an amended 10-K filing and in future filings to add the following sentence in each paragraph describing covenants for the various borrowings:
The violation of any of these covenants could give rise to a default, which if not cured could give the ( lenders under the facility/holder of the notes) a right to accelerate payment.
The only condition as of the filing of the 2005 10-K that threatened a call by any lender was the granting of security interests to the banks in the credit facility. This was a condition to the waiver from certain covenants regarding the filing of financial statements. We believe this was adequately disclosed in the footnote and was ultimately cured on March 28, 2006. This has also been subsequently disclosed in our Form 10-Q filed for the quarter ended March 31, 2006.
Comment 13:
We note your disclosure stating that your proved oil and gas reserves at December 31, 2005 have been “...engineered and/or audited by engineering firms in accordance with guidelines established by the SEC.” As the terms “engineered” and “audited” applied to information about oil and gas reserves, are not defined terms; please revise your disclosures to describe the work that the engineering firms performed, as it relates to the information disclosed about your proved oil and gas reserves at December 31, 2005; and identify the firms conducting the work that you reference.

U. S. Securities and Exchange Commission
May 24, 2006

Also, note that while the SEC has adopted certain oil and gas reserve definitions (set forth in Rule 4-10(a) of Regulation S-X and Appendix C of SFAS 19), and established disclosure requirements pertaining to oil and gas operations in Industry Guide 2, it has not provided guidance specifically covering the auditing or engineering of oil and gas reserves. Therefore, stating compliance with such guidelines is not appropriate. Please remove this statement from you(r) disclosure.
Response 13:
We propose in an amended 10-K filing to replace the phrase referred to above with the following: “...prepared in accordance with guidelines established by the SEC.” Also, in Item 2. Properties-Oil and Natural Gas Reserves we will replace the term “engineered” with the term “prepared” and include the Society of Petroleum Engineers definition of the term “audited”. Such definition is as follows:
“An audit is an examination of Reserve Information that is conducted for the purpose of expressing and opinion as to whether such Reserve Information, in the aggregate, is reasonable and has been estimated and presented in conformity with generally accepted petroleum engineering and evaluation principles.”
Please note that in Item 2 we have identified the firms involved in the audit and preparation of reserves.
Comment 14:
You state that one of the reasons for difficulty in past production replacement in the Gulf of Mexico Basin is inadequate risking of projects. Explain to us your meaning of this and if this implies that you have, or will in the future, report risked reserves. You also state that you have employed a new risk management system for project evaluation that you believe will result in more efficient portfolio management. Also further explain this to us.
Response 14:
We offer the following supplemental information in response to your comment: The Gulf of Mexico Basin is an area known for steep production declines. Absent the replenishment of this production with sizeable acquisitions of properties with current production, production replacement is contingent upon an efficient and successful drilling program. This program is designed to use available liquidity to drill combinations of prospects that meet company goals in terms of reserve growth and replacement as well as production growth and replacement. The program must measure and compare competing projects to arrive at that combination of drilling projects that has the best chance to meet those goals.

U. S. Securities and Exchange Commission
May 24, 2006

This process is dependent upon a risk analysis system. That is, adequately measuring the probability of finding targeted reservoirs as well as measuring the size of the reservoirs and their related production on a statistical basis. When this process is consistently applied across a portfolio of available choices the chances of successfully meeting targets of reserve and production replacement and growth are enhanced.
In the past, we do not believe we have appropriately measured the probabilities of finding the targeted reservoirs or appropriately assessed the expected size of the targeted reservoirs on a statistical basis. This is the meaning of the statement “inadequate risking of projects”. This was not meant to imply that we have, or will in the future, report risked reserves.
We have adopted a risk analysis system standardized on a methodology developed by Rose & Associates, LLP. We believe the implementation of this system will greatly enhance our abilities to appropriately measure the probabilities of successfully finding targeted reservoirs and assessing the expected size of targeted reservoirs.
Comment 15:
Provide us with a copy of the written policy and guidelines for booking estimated proved reserves that you have recently adopted and distributed to all personnel involved in the reserve estimation policy (process).
Response 15:
Enclosed please find the Stone Energy Corporation Policy and Guidelines for Booking Proved Reserves dated December 7, 2005.
     In connection with responding to your comments, Stone Energy Corporation acknowledges that:
(i)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U. S. Securities and Exchange Commission
May 24, 2006

     We understand that you may have additional comments after reviewing our responses to your comments. Please contact me at (337) 237-0410 with any questions.

Sincerely,
/s/ Kenneth H. Beer
Kenneth H. Beer
Senior Vice President and Chief Financial Officer

KHB/pm
Enclosure

STONE ENERGY CORPORATION
POLICY AND GUIDELINES FOR BOOKING PROVED RESERVES
Date: December 7, 2005
Preamble – Federal Securities Laws — Definitions
Regulation S-X
Regulation S-X appears in Part 210 of Title 17 of the Code of Federal Regulations, cited as 17 CFR Section 210.1-01, et seq. Regulation S-X governs the form and content of and requirements for financial statements required to be filed as part of registration statements under the Securities Act of 1933 (the “Securities Act”), registration statements under Section 12, annual or other reports under Sections 13 and 159(d), and proxy and information statements under Section 14 of the Securities Exchange Act of 1934 (the “Exchange Act”), and the term “financial statements” includes all notes to the statements and all related schedules.
Article 4 of Regulation S-X provides rules of general application. Rule 4-01(a)(1), for example, provides in part that financial statements that are not prepared in accordance with generally accepted accounting principles will be presumed to be misleading or inaccurate, despite footnote or other disclosures.
Rule 4-10 of Regulation S-X sets forth financial accounting and reporting standards for registrants engaged in oil and gas producing activities in filings under the federal securities laws and for the preparation of accounts by persons engaged, in whole or in part, in the production of crude oil or natural gas in the United States. The “Definitions” section of this rule includes the following definitions:
(a)(2) Proved Oil and Gas Reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
(i)	Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes: (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii)	Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii)	Estimates of proved reserves do not include the following: (A) oil that may become available from know reservoirs but is classified separately as “indicated additional reserves”; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.
(a)(3) Proved Developed Oil and Gas Reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
(a)(4) Proved Undeveloped Reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.
(a)(5) Proved Properties. Properties with proved reserves.
(a)(6) Unproved Properties. Properties with no proved reserves.

(a)(7) Proved Area. The part of a property to which proved reserves have been specifically attributed.
Regulation S-K
Regulation S-K appears in Part 229 of Title 17 of the Code of Federal Regulations, cited as 17 CFR Section 229.101. Regulation S-K states the requirements applicable to the content of the non-financial statement portions of registration statements under the Securities Act, registration statements under Section 12, annual or other reports under Sections 13 and 15(d), annual reports to security holders and proxy and information statements under Section 14, and any other documents required to be filed under the Exchange Act.
Item 102 of Regulation S-K provides in pertinent part as follows:
4.A.	If reserve estimates are referred to in the document, the staff of the Office of Engineering, Division of Corporation Finance of the Commission, shall be consulted. That Office may request that a copy of the full report of the engineer or other expert who estimated the reserves be furnished as supplemental information and not as part of the filing. See Rule 418 of Regulation C and Rule 12b-4 of Regulation 12B with respect to the submission to, and return by, the Commission of supplemental information.

B.	If the estimates of reserves, or any estimated valuation thereof, are represented as being based on estimates prepared or reviewed by independent consultants, those independent consultants shall be named in the document.

5.	Estimates of oil or gas reserves other than proved or, in the case of other extractive reserves, estimates other than proved or probable reserves, and any estimated values of such reserves shall not be disclosed in any document publicly filed with the Commission, unless such information is required to be disclosed in the document by foreign or state law; provided, however, that where such estimates previously have been provided to a person (or any of its affiliates) that is offering to acquire, merge or consolidate with the registrant or otherwise to acquire the registrant’s securities, such estimates may be included in documents relating to such acquisition.

6.	The definitions in Rule 4-10(a) of Regulation S-X shall apply to this item with respect to oil and gas operations.

Other SEC Guidance
In addition to Regulations S-X and S-K, additional guidance is provided by Accounting Series Release No. 257 – Topic 12, Staff Accounting Bulletin 85, entitled “SEC Accounting and Financial Reporting Interpretations and Guidance,” dated March 31, 2001, and the April 15, 2004 letter from Mr. Roger Schwall with the SEC to companies with oil and gas operations in the Gulf of Mexico.
COMPANY POLICY AND GUIDELINES
The policy and guidelines of Stone Energy Corporation (the “Company”) in booking and disclosing proved reserves are as follows:
1.	The Company and each employee of the Company will comply with the federal securities laws, will specifically comply with the definitions of proved oil and gas reserves as set forth in Regulation S-X, and will even more specifically comply with the directive which geological and engineering data demonstrate with reasonable certainty to be recoverable.

2.	Notwithstanding anything contained herein to the contrary, the SPE definitions of and guidelines for proved reserves are not to be used in booking and disclosing the Company’s proved reserves if the SPE definitions and guidelines are in conflict with the definitions set forth in Regulation S-X.

3.	“Certainty” means that which is accurate, is free from doubt, or is established as a fact; “reasonable” means rational, honest, fair, proper, and suitable under the circumstances. As used herein, the term “reasonable certainty” is intended to express a high degree of confidence that the estimated quantities will be recovered.

4.	Prices used in booking and disclosing proved reserves shall be prices in effect on the reporting date. Costs used in booking and disclosing proved reserves shall be costs in effect at the relevant time or during the relevant time period.

5.	In the absence of information on fluid contacts, the lowest-known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

6.	Lowest-known hydrocarbons shall be limited to that observed in well logs and/or well tests.

7.	Proved reserves are not to reflect any information from events occurring after the reporting date (material changes occurring after a report date are to be included in the disclosures section of the filing).

8.	The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data.

9.	Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. A conclusive formation test can include one or more tests or measurements of resistivity, porosity, permeability, fluid characteristics, etc., obtained from well logs, core analyses, etc.

10.	Each quarter, there should be a review of previously booked estimated proved reserves if new data has been received that materially affects, either positively or negatively, the previously booked estimated proved reserves.
It is the Company’s policy not to disclose any reserves classified as unproved in any SEC filing unless otherwise permitted by law. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Probable and possible reserves are defined by the Society of Petroleum Engineers (“SPE”), but the SPE definitions are not to be used in booking proved reserves if the SPE definitions are in conflict with the definitions set forth in Regulation S-X.
Society of Petroleum Engineers
The SPE has also defined reserves as set forth below. Reserves derived under these definitions rely on the integrity, skill, and judgment of the evaluator and are affected by the geological complexity, stage of development, degree of depletion of the reservoirs, and amount of available data. While use of these definitions may sharpen the distinction between the various classifications and provide more consistent reserves reporting, the SPE definitions are not to be used in booking proved reserves if the SPE definitions are in conflict with the definitions set forth in Regulation S-X.
SPE Definitions
“Reserves” are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.
The intent of the SPE and World Petroleum Council (“WPC”, formerly World Petroleum Congresses) in approving additional classifications beyond proved reserves was to facilitate consistency among professionals using such terms. In presenting these definitions, neither organization recommended public disclosure of reserves classified as unproved.
Estimation of reserves is done under conditions of uncertainty. The method of estimation is called deterministic if a single best estimate of reserves is made based on known geological, engineering, and economic data. The method of estimation is called probabilistic when the known geological, engineering, and economic data are used to generate a range of estimates and their associated probabilities. Identifying reserves as proved, probable, and possible has been the most frequent classification method and gives an indication of the probability of recovery. Because of potential differences in uncertainty, caution should be exercised when aggregating reserves of different classifications.
Reserves estimates will generally be revised as additional geologic or engineering data becomes available or as economic conditions change. Reserves do not include quantities of petroleum being held in inventory, and may be reduced for usage or processing losses if required for financial reporting.
Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.
Proved Reserves
Proved reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and government regulations. Proved reserves can be categorized as developed or undeveloped.
If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. It is the Company’s policy that if probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate to be deemed proved reserves.
Establishment of current economic conditions should include relevant historical petroleum prices and associated costs and may involve an averaging period that is consistent with the purpose of the reserve estimate, appropriate contract obligations, corporate procedures, and government regulations involved in reporting these reserves.

In general, reserves are considered proved if the commercial producibility of the reservoir is supported by actual production or formation tests. In this context, the term proved refers to the actual quantities of petroleum reserves and not just the productivity of the well or reservoir. In certain cases, proved reserves may be assigned on the basis of well logs and/or core analysis that indicate the subject reservoir is hydrocarbon bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.
The area of the reservoir considered as proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) the undrilled portions of the reservoir that can reasonably be judged as commercially productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known occurrence of hydrocarbons controls the proved limit unless otherwise indicated by definitive geological, engineering or performance data.
Reserves may be classified as proved if facilities to process and transport those reserves to market are operational at the time of the estimate or there is a reasonable expectation that such facilities will be installed. Reserves in undeveloped locations may be classified as proved undeveloped provided (1) the locations are direct offsets to wells that have indicated commercial production in the objective formation, (2) it is reasonably certain such locations are within the known proved productive limits of the objective formation, (3) the locations conform to existing well spacing regulations where applicable, and (4) it is reasonably certain the locations will be developed. Reserves from other locations are categorized as proved undeveloped only where interpretations of geological and engineering data from wells indicate with reasonable certainty that the objective formation is laterally continuous and contains commercially recoverable petroleum at locations beyond direct offsets.
Reserves that are to be produced through the application of established improved recovery methods are included in the proved classification when (1) successful testing by a pilot project or favorable response of an installed program in the same or an analogous reservoir with similar rock and fluid properties provides support for the analysis on which the project was based, and, (2) it is reasonably certain that the project will proceed. Reserves to be recovered by improved recovery methods that have yet to be established through commercially successful applications are included in the proved classification only (1) after a favorable production response from the subject reservoir from either (a) a representative pilot or (b) an installed program where the response provides support for the analysis on which the project is based and (2) it is reasonably certain the project will proceed.
Unproved Reserves
Unproved reserves are based on geologic and/or engineering data similar to that used in estimates of proved reserves; but technical, contractual, economic, or regulatory uncertainties preclude such reserves being classified as proved. Unproved reserves may be further classified as probable reserves and possible reserves.

Unproved reserves may be estimated assuming future economic conditions different from those prevailing at the time of the estimate. The effect of possible future improvements in economic conditions and technological developments can be expressed by allocating appropriate quantities of reserves to the probable and possible classifications.
Probable Reserves
Probable reserves are those unproved reserves, which analysis of geological and engineering data suggests are more likely than not to be recoverable. In this context, when probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable reserves. Note that a 50% probability is used for probable reserves, not proved reserves, when probabilistic methods are used.
In general, probable reserves may include (1) reserves anticipated to be proved by normal step-out drilling where sub-surface control is inadequate to classify these reserves as proved, (2) reserves in formations that appear to be productive based on well log characteristics but lack core data or definitive tests and which are not analogous to producing or proved reservoirs in the area, (3) incremental reserves attributable to infill drilling that could have been classified as proved if closer statutory spacing had been approved at the time of the estimate, (4) reserves attributable to improved recovery methods that have been established by repeated commercially successful applications when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics appear favorable for commercial application, (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and the geologic interpretation indicates the subject area is structurally higher than the proved area, (6) reserves attributable to a future workover, treatment, re-treatment, change of equipment, or other mechanical procedures, where such procedure has not been proved successful in wells which exhibit similar behavior in analogous reservoirs, and (7) incremental reserves in proved reservoirs where an alternative interpretation of performance or volumetric data indicates more reserves than can be classified as proved.
Possible Reserves
Possible reserves are those unproved reserves which analysis of geological and engineering data suggests are less likely to be recoverable than probable reserves. In this context, when probabilistic methods are used, there should be at least a 10% probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable plus possible reserves.
In general, possible reserves may include (1) reserves which, based on geological interpretations, could possibly exist beyond areas classified as probable, (2) reserves in formations that appear to be petroleum bearing based on log and core analysis but may not be productive at commercial rates, (3) incremental reserves attributed to infill drilling that are subject to technical uncertainty, (4) reserves attributed to improved recovery methods when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics are such that a reasonable doubt exists that the project will be commercial, and (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and geological interpretation indicates the subject area is structurally lower than the proved area.
Reserve Status Categories
The following SPE definitions of reserve status categories define the development and producing status of wells and reservoirs.
Developed: Developed reserves are expected to be recovered from existing wells including reserves behind pipe. Improved recovery reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor. Developed reserves may be sub-categorized as producing or non-producing.
Producing: Reserves subcategorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.
Non-producing: Reserves subcategorized as non-producing include shut-in and behind-pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.
Undeveloped Reserves: Undeveloped reserves are expected to be recovered: (1) from new wells on undrilled acreage, (2) from deepening existing wells to a different reservoir, or (3) where a relatively large expenditure is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.